UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

                           For the month of March 2006

                          AMERICAN GOLDRUSH CORPORATION
                   ------------------------------------------
                               (Registrant's Name)

                       Suite 708, 1155 West Pender Street
                         Vancouver, B.C., Canada,V6E 2P4
                  --------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ----------------

Property Acquisition

On March 24, 2006, American Goldrush Corp. (the "Company") executed a Property Option Agreement (the "Agreement") with Fred Brost ("Optionor") granting the Company the right to a mineral exploration permit covering mining interests in Arizona currently issued to the Optionor. The property, known as the South
Vulture property, consists of an exploration permit covering 560 acres in Maricopa County, Arizona, approximately 16 miles southwest of Wickenburg, Arizona.

Simultaneous with the execution and delivery of the Property Option Agreement, the Company paid the Optionor $5,000. In order to earn a 100% interest in the exploration permit covering the South Vulture property, the Company must pay the Optionor and incur expenditures relating to mining operations in accordance with the following schedule: (i) on or before March 24, 2007, $5,000 to the Optionor and incur $10,000 in expenditures incidental to the mining operations; (ii) on or before March 24, 2008, $5,000 to the Optionor and an additional $20,000 in expenditures; (iii) on or before March 24, 2009, $5,000 to the Optionor and an additional $40,000 in expenditures; (iv) and on or before March 24, 2010, $5,000 to the Optionor and an additional $50,000 in expenditures. Since our payment obligations are non-refundable, if we do not make any payments, we will lose any payments made and all our rights to the property. If all said payments are made, then we will acquire all mining interests in the property. If the Company fails to make any payment when due, the Agreement gives the Company a 60-day grace period to pay the amount of the deficiency.

The Company must use the Optionor for his mineral exploration expertise on the property and the Optionor shall invoice the Company for work performed at commercially competitive rates. Furthermore, both the Company and the Optionor have the right to assign, sell, mortgage or pledge their rights in the Agreement or on the property. If the Company assigns or sells the Property, the Optionor will be entitled to receive a payment equaling 5% of the fair market value of the Property at the time of any such sale or assignment. In addition, any mineral interests staked, located, granted or acquired by either the Company or the Optionor which is located within 2 miles of the property will be included in the option granted to the Company.

The Agreement will terminate if the Company fails to comply with any of its obligations in the Agreement and fails to cure such alleged breach. The Company also has the right to terminate the Agreement by giving notice to the Optionor.

For all the terms and conditions of the Property Option Agreement, reference is hereby made to such agreement annexed hereto as Exhibit 1. All statements made herein concerning the foregoing agreement are qualified by reference to Exhibit 1.
(a) Exhibits.

10.1 Property Option Agreement dated as of March 24, 2006, between Fred Brost and American Goldrush Corp.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                          AMERICAN GOLDRUSH CORPORATION

                                            By: /s/______________
                                            Name: Andrew Gourlay
                                            Title: President

Date:    March 24, 2006